

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Jing-Bin Chiang
Chief Executive Officer
J-Star Holding Co., Ltd.
7/F-1, No. 633, Sec. 2, Taiwan Blvd.
Xitun District, Taichung City 407
Taiwan (R.O.C.)

>   **Re: J-Star Holding Co., Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed June 14, 2022**
>   **File No. 333-263755**

Dear Mr. Chiang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1 filed June 14, 2022

Exhibits

1.   Please have Ogier and Lee and Li revise their opinions filed as exhibits 5.1 and 5.4, respectively, to consent to the reference to their firms under the heading "Taxation."

2.   We note your reference on page 135 to matters of U.S. tax law discussed in the Taxation section are the opinion of Loeb & Loeb LLP. Please file as an exhibit the opinion of Loeb & Loeb LLP.

3.   We note the reference in the first paragraph of Exhibit 5.3 to the exclusion of "the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region." Please tell us why this exclusion is necessary and appropriate.

4.   In Exhibit 5.3, please have counsel revise paragraph (5) of the "Opinions" section that the disclosures "constitute true and accurate descriptions" to state that the disclosures represent counsel's opinion.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Stertzel, Senior Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lawrence S. Venick, Esq.